[redacted]

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC Mail Processing
Section
NOV 2 7 2009
Washington, DC
110

OMB APPROVAL	
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 66015

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/01/08 (MM/DD/YY) AND ENDING 09/30/09 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: ESSEX FINANCIAL SERVICES, INC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

176 WESTBROOK RD, P.O. BOX 999
(No. and Street)

ESSEX (City) CT (State) 06426 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

WILLIAM TERRIBILE 860-767-4300
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

WHITTLESEY & HADLEY PC
(Name – *if individual, state last, first, middle name*)

147 CHARTER OAK AVE (Address) HARTFORD (City) CT (State) 06106-5100 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

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OATH OR AFFIRMATION

I, William J. Terribile, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Essex Financial Services, Inc., as of September 30, 2009, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

ALISON L. WOODSTOCK
NOTARY PUBLIC
My Commission Expires 03-31-13

Notary Public

Signature

Fin Op
Title

This report ** contains (check all applicable boxes):
- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

WHITTLESEY & HADLEY, P.C.

Certified Public Accountants/Consultants

147 Charter Oak Avenue
Hartford, Connecticut 06106

860.522.3111 (voice)
860.524.4475 (fax)

www.whcpa.com

November 23, 2009

Mr. William J. Terribile, Jr.
Compliance Officer
Essex Financial Services, Inc.
176 Westbrook Road
Essex, CT 06426

Dear Mr. Terribile:

In planning and performing our audit of the financial statements of Essex Financial Services, Inc. (the Company) as of and for the year ended September 30, 2009, we considered its internal control in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control. Although our audit was not designed to provide assurance on the internal control, we noted no matters involving the internal control or its operation, nor did we find any material inadequacies to exist between the original filing of the FOCUS IIA and the net capital report in the Audited Annual Report.

There were no audit adjustments or significant unbooked adjustments. The reconciliation of the Audited Computation of Net Capital and Computation of 15c3-3 Reserve Requirements, which appears in the Company's audited financial statements, agrees to the amended FOCUS report as filed by the Company for the period ended September 30, 2009.

Our understanding is that the Company filed its original FOCUS report for the September 30, 2009 quarter prior to its accountants preparing and providing to the Company the necessary and normal year-end closing adjustments. These adjustments were recorded to the Company's books and records prior to our audit of the financial statements. We found no items requiring adjustment during the course of our audit.

If you require any additional information regarding this matter, please do not hesitate to contact us.

Sincerely,

Barbara J. Snyder

Barbara J. Snyder, Partner
Whittlesey & Hadley, P.C.

EssexFinancialServices

Audited Financial Statements

For Regulatory Filing

September 30, 2009

Table of Contents

WHITTLESEY & HADLEY, P.C.

Certified Public Accountants/Consultants

147 Charter Oak Avenue
Hartford, Connecticut 06106

860.522.3111 (voice)
860.524.4475 (fax)

www.whcpa.com

Report of Independent Auditors

To The Board of Directors of
Essex Financial Services, Inc. and
Essex Savings Bank

We have audited the accompanying statement of financial condition of Essex Financial Services, Inc. (the "Company") as of September 30, 2009 and 2008 and the related statements of income, changes in stockholders' equity and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Essex Financial Services, Inc. at September 30, 2009 and 2008 and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule 1 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated, in all material respects, in relation to the basic financial statements taken as whole.

Hartford, Connecticut
November 23, 2009

Statements of Financial Condition

September 30, 2009 and 2008

	2009	2008
ASSETS		
Cash	$ 766,757	$ 1,711,956
Receivables from brokers or dealers	44,723	74,133
Other income receivable	355,837	381,134
Receivables from employees	18,971	-
Furniture, equipment, and leasehold improvements, net of accumulated depreciation of $526,844 and $509,373 at September 30, 2009 and 2008 respectively	209,098	211,863
Intangible asset, net	-	5,452
Other assets	256,203	271,798
Total assets	$ 1,651,589	$ 2,656,336
LIABILITIES AND STOCKHOLDERS' EQUITY		
Liabilities		
Accrued expenses	$ 497,540	$ 757,680
Deferred revenue	375,740	342,029
Dividend payable	-	97,500
Other liabilities	34,308	73,210
Total liabilities	907,588	1,270,419
Commitments and contingent liabilities	-	-
Stockholders' equity		
Common stock, no par value; 2,000 shares authorized; 500 shares issued and outstanding	502,000	502,000
Retained earnings	242,001	883,917
Total stockholders' equity	744,001	1,385,917
Total liabilities and stockholders' equity	$ 1,651,589	$ 2,656,336

See accompanying notes to financial statements.

Statements of Income

For the years ended September 30, 2009 and 2008

	2009	2008
Commission and other income		
Commissions on transactions in exchange listed equity securities executed on an exchange	$ 364,174	$ 352,248
Commissions from other securities	86,247	50,956
Revenue from sales of investment company shares	663,994	962,810
Fees for account supervision, investment advisory and administrative services	7,330,250	8,997,488
Other income	974,032	1,089,555
Total commission and other income	9,418,697	11,453,057
Expenses		
Salaries and employment costs for stockholder officer	451,281	1,010,302
Other employee compensation and benefits	5,554,195	5,720,272
Regulatory fees and expenses	58,676	42,517
Other expenses	2,802,428	2,757,018
Total expenses	8,866,580	9,530,109
Income before provision for income tax expense	552,117	1,922,948
Provision for income tax expense	233,580	767,495
Net Income	$ 318,537	$ 1,155,453

See accompanying notes to financial statements.

Statements of Changes in Stockholders' Equity

For the years ended September 30, 2009 and 2008

	Common stock	Retained earnings	Total stockholders' equity
Balance at September 30, 2007	$ 502,000	$ 744,478	$1,246,478
Net income	-	1,155,453	1,155,453
Dividends paid and accrued	-	(1,016,014)	(1,016,014)
Balance at September 30, 2008	502,000	883,917	1,385,917
Net income	-	318,537	318,537
Dividends paid and accrued	-	(960,453)	(960,453)
Balance at September 30, 2009	$ 502,000	$ 242,001	$ 744,001

See accompanying notes to financial statements.

Statements of Cash Flows

For the years ended September 30, 2009 and 2008

	2009	2008
Cash flows from operating activities		
Net income	$ 318,537	$ 1,155,453
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation and amortization expense	48,768	77,230
Provision for deferred income tax expense	(21,400)	2,000
Net change in:		
Receivables from brokers or dealers	29,410	(26,738)
Other income receivable	25,297	51,428
Other assets	(3,376)	(66,013)
Accrued expenses	(260,140)	50,720
Deferred revenue	33,711	13,913
Other liabilities	(17,502)	(246,676)
Net cash provided by operating activities	153,305	1,011,317
Cash flows from investing activities		
Purchase of furniture, equipment and leasehold improvements	(40,551)	(34,367)
Net cash used by investing activities	(40,551)	(34,367)
Cash flows from financing activities		
Dividends paid	(1,057,953)	(1,016,014)
Net cash used by financing activities	(1,057,953)	(1,016,014)
Increase (decrease) in cash and cash equivalents	(945,199)	(39,064)
Cash and cash equivalents at beginning of period	1,711,956	1,751,020
Cash and cash equivalents at end of period	$ 766,757	$ 1,711,956

Supplemental disclosures

Cash paid during the year for:		
Interest expense	$ -	$ -
Income taxes	$ 191,495	$ 1,108,831

See accompanying notes to financial statements.

Notes to Financial Statements

1. Description of Business

Essex Financial Services, Inc., (the "Company") is a fully disclosed introducing broker-dealer and registered investment advisor. The Company is member of the Financial Industry Regulatory Authority (FINRA), formerly known as the National Association of Securities Dealers (NASD) and is a member of the Securities Investors Protection Corporation (SIPC). Commissions and investment advisory fee income is generated in connection with sales of securities, insurance products and investment advisory services.

2. Basis of Presentation

The accompanying financial statements have been prepared in conformity with generally accepted accounting principles for business enterprises in general. However, broker-dealers are further subject to Rule 17a-5 of the Securities and Exchange Commission (the SEC) and the Financial and Operational Combined Uniform Single (FOCUS) report there under. That rule prescribes the presentational format of the accompanying financial statements as well as additional disclosures.

Management has evaluated subsequent events for potential recognition or disclosure in the financial statements through November 23, 2009, the date upon which the Company's financial statements were available to be issued. See Note 12, "*Subsequent Event*".

3. Summary of Significant Accounting Policies

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

The Company considers all highly liquid investments with a maturity of three months or less to be cash equivalents.

Included in cash is a $100,000 clearing deposit required to be held at Pershing, the Company's clearing agent, as a condition of its contract.

Furniture, Equipment and Leasehold Improvements

Furniture, equipment and improvements are stated at cost less accumulated depreciation.

Major expenditures for property and equipment and those which substantially increase useful lives are capitalized. Maintenance, repairs, and minor renewals are expensed as incurred. Assets retired, or otherwise disposed of, are eliminated from the asset accounts along with related amounts of accumulated depreciation. Any gains or losses from disposals are included in income.

Depreciation is computed over the estimated useful life of the respective asset, ranging from three years to thirty-nine years. Depreciation expense for the year ended September 30, 2009 and 2008 of $43,316 and $55,419 respectively, was computed using the straight line and accelerated methods.

Commissions and Investment Advisory Income

Commissions earned and related clearing expenses are recorded on a trade-date basis as securities transactions occur.

Investment advisory fees are received quarterly in advance, and are recognized as earned on a pro rata basis over the term of the related investment advisory service period.

Income Taxes

Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due plus deferred taxes related primarily to differences between the bases of certain assets and liabilities for financial and tax reporting. The deferred taxes represent the future tax return consequences of those differences, which will be taxable when the assets and liabilities are recovered or settled.

Advertising Costs

The Company expenses all advertising costs as they are incurred. Total advertising costs were $17,260 and $22,684 for the year ended September 30, 2009 and 2008, respectively.

Intangible Asset

In December, 2003, the Company paid certain fees related to client retention in the amount of $109,050. These costs have been capitalized and are being amortized on a straight line basis over a five year period. Accumulated amortization was $109,050 and $103,597 at September 30, 2009 and 2008, respectively.

4. Financial Instruments

Cash and cash equivalents are financial instruments for which the carrying value equals fair value. The Company has no financial instruments with off-balance sheet risk.

Notes to Financial Statements

5. Net Capital and Other Regulatory Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. As of September 30, 2009, the Company's regulatory net capital of $744,001 exceeded required net capital by $60,622. Aggregate indebtedness was $888,088, resulting in a ratio of aggregate indebtedness to net capital of approximately 7.41 to 1.

The Company does not carry securities accounts for customers or perform custodial functions relating to customer securities and, therefore is exempt from the provisions of the Securities and Exchange Commission's Rule 15c3-3 under Paragraph (k)(2)(ii) thereof.

6. Operating Leases

The Company leases a motor vehicle and various office equipment under operating leases. The future minimum lease payments under these leases are as follows:

	Amount
Year ending September 30, 2010	$ 34,038
2011	34,038
2012	34,038
2013	20,452
2014	13,547
Total minimum lease payments	$ 136,113

7. Rent

The Company entered into a ten year lease agreement in 1998 to rent its office space from Rafal Family Limited Liability Company, a related party. On June 1, 2008, the Company exercised its first five year renewal option. The revised lease calls for an annual fixed rent of $193,968 plus real estate taxes, and common area charges assessed against the premises. The Company has two remaining renewal options for terms of five years each.

The following is a schedule of the future minimum rental payments called for under the lease:

	Amount
Year ending September 30, 2010	$ 193,968
2011	193,968
2012	193,968
2013	129,312
	$ 711,216

Rent expense for the year ended September 30, 2009 and 2008 was $213,864 and $175,942, respectively.

8. Income Taxes

The provision for income tax expense for the year ended September 30, 2009 and 2008 consists of the following components:

	2009		
	Current	Deferred	Total
Federal income tax expense	$ 210,137	$ (17,300)	$ 192,837
State income tax expense	44,843	(4,100)	40,743
Provision for income tax expense	$ 254,980	$ (21,400)	$ 233,580

	2008		
	Current	Deferred	Total
Federal income tax expense	$ 620,309	$ 1,600	$ 621,909
State income tax expense	145,186	400	145,586
Provision for income tax expense	$ 765,495	$ 2,000	$ 767,495

Notes to Financial Statements

8. Income Taxes - *(Continued)*

The Company's net deferred tax assets (liabilities) at September 30, 2009 and 2008 consist of the following:

	2009	2008
Deferred tax assets		
Charitable contribution carryforward	$ 9,900	$ -
Deferred tax liabilities		
Depreciation expense	(29,400)	(40,900)
Net deferred tax liabilities	$ (19,500)	$ (40,900)

9. Profit Sharing Contributions

The Company maintains a 401(k) profit sharing plan for all eligible employees. Total contributions to the Plan for the fiscal year ended September 30, 2009 and 2008 was $143,917 and $212,146, respectively.

10. Concentrations of Credit Risk

The Company maintains its cash in local financial institutions. The balances are insured by the Federal Deposit Insurance Corporation up to $250,000 per institution. At September 30, 2009, uninsured cash balances were approximately $221,000.

The Company also maintains cash equivalents, consisting of money funds, which are not insured by Federal Depository Insurance. These money funds are held in brokerage accounts and are protected by, and subject to the limitations of, SIPC and the Gulf Insurance Company. At September 30, 2009, the money funds balances were approximately $116,000.

11. Related Party Transactions

The Company paid management fees of $360,000 to Essex Savings Bank, a related party, during the years ended September 30, 2009 and 2008. The Company also has a $300,000 line of credit with Essex Savings Bank. There were no advances during the years ended September 30, 2009 and 2008.

12. Subsequent Event

Subsequent to September 30, 2009, the Company settled an arbitration claim against them through mediation in the amount of $125,000. The settlement amount is net of the coverage provided by the Company's insurance policy.

Schedule 1

Computation of Net Capital under Rule 15c3-1 of the Securities and Exchange Commission

September 30, 2009

Computation of Net Capital:		
Total stockholders' equity		$ 744,001
Deductions -		
Non-allowable assets:		
Furniture, equipment, and leasehold improvements, net	$ 209,098	
Commissions receivable - 12B-1 fees	151,942	
Other assets	263,133	
Total non-allowable assets		624,173
Net capital before haircuts on securities positions		119,828
Haircuts on securities - other securities		-
Net capital		$ 119,828
Aggregate Indebtedness:		
Accounts payable, accrued expenses and other liabilities		$ 888,088
Total aggregate indebtedness		$ 888,088
Computation of basic net capital requirement:		
Net capital requirement, greater of -		
Minimum net capital required, 6-2/3% of aggregate indebtedness		$ 59,206
Defined minimum dollar net capital requirement		$ 50,000
Net capital requirement		$ 59,206
Excess net capital		$ 60,622
Excess net capital at 1000%		$ 31,019
Ratio of aggregated indebtedness to net capital		7.41
Reconciliation of net capital with computation included in Part IIA of Form X-17A-5 as of September 30, 2009:		
Net capital, as reported in Part IIA (unaudited) FOCUS report		$ 744,001
Audit adjustments:		
None	$ -	
		-
Net capital		$ 744,001